EXHIBIT 99.1


     AMDOCS LIMITED FIRST QUARTER PRO FORMA EPS GROWS 33.3%, REACHING $0.36

             FIRST QUARTER REVENUE INCREASES 23.5% TO $422.6 MILLION

ST. LOUIS, MO -- JANUARY 22, 2002 -- Amdocs Limited (NYSE: DOX) today reported that for the first quarter ended December 31, 2001, revenue reached $422.6 million, an increase of 23.5% over last year's first quarter. Excluding acquisition-related costs and a nonrecurring charge in the current quarter, net income increased 32.1% to $80.7 million, while earnings per share increased 33.3% to $0.36 per diluted share, compared to net income of $61.1 million, or $0.27 per diluted share, in the first quarter of fiscal 2001. The Company's as-reported net income, which includes acquisition-related charges for write-off of in-process research and development, amortization of goodwill and purchased intangible assets, a nonrecurring charge in the current quarter and related tax effects, was $4.3 million, or $0.02 per diluted share, compared to a net income of $12.6 million, or $0.06 per diluted share, in the first quarter of fiscal 2001.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "We had excellent new business wins this quarter which confirm that we are the undisputed leader in our market. We continued to show growth and achieved our business and financial objectives. We had very good sales results globally, in both the wireline and mobile sectors, and for both CRM and billing systems."

Naor continued, "This was a significant quarter for both new business wins and major implementations. We had major wins across lines of business and geographies including such Tier One customers as Telefonica de Espana with 16 million subscribers, where we're providing convergent voice and data services including ADSL. We had successful implementations for such major customers as BT with 21 million customers in the United Kingdom, Nextel with 8 million subscribers and Bell Nexxia, which is part of our overall modernization at Bell Canada. Amdocs is the only company whose business offering combines market-leading products and twenty years of experience in successful solution implementations."

"During the first quarter, we further strengthened our leadership of the CRM and billing market for communications," Naor added. "We completed our acquisition of Clarify, which establishes Amdocs as the world's number one provider of CRM to communications service providers. This acquisition is already creating momentum, with some important CRM sales to major operators during the quarter. We further expanded our global CRM capabilities in the quarter through our relationships with NEC to serve the CRM market in Japan. Our new Amdocs Enabler product for next generation services, announced in October, has also generated strong sales momentum with new and existing customers. These customers have cited Enabler's market-leading technology and scalability as the key factors in their decision. Pre-integrated and production ready, Enabler employs open API's and is designed for quick, cost-effective deployment."

Naor concluded, "Despite the overall economic climate, demand for Amdocs solutions is strong. We believe that our financial stability, broad portfolio and unparalleled reliability are key factors for leading operators, especially in the current environment, as they choose long-term partners for their mission-critical system needs. The scale and focus of our R&D program also assure customers that Amdocs systems will put them in front, and keep them in front. As a result of this demand, we have a strong diverse pipeline. With our high visibility and proven business model, based on the solutions approach, long-term customer relationships and recurring revenue flows, we are very confident regarding our business prospects in the coming quarters."

As-reported operating income for the first quarter included a one-time charge of $17.4 million for write-off of in-process research and development related to the acquisition of Clarify, which closed during the quarter. Following a successful implementation for Nextel Communications, and as part of a plan to achieve increased operational efficiency and reduce costs, Amdocs consolidated its Stamford, Connecticut data center into its Champaign, Illinois facility and recorded a nonrecurring charge of $13.3 million largely for facilities and severance charges.

Amdocs is the world's leading provider of CRM, billing and order management systems for the communications industry. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 9,050 information systems professionals, Amdocs supports a global customer base. For more information visit our Web site at www.amdocs.com.

Amdocs will host a conference call on January 22 at 5 p.m. Eastern Standard Time to discuss the Company's first quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.


This press release may contain forward-looking statements as defined under the Securities Act of 1933, as amended, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Form 20-F filed on December 27, 2001.

CONTACT:

Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

             PRO FORMA CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

            EXCLUDING PURCHASED IN-PROCESS RESEARCH AND DEVELOPMENT, AMORTIZATION OF GOODWILL AND PURCHASED INTANGIBLE ASSETS, NONRECURRING CHARGE
                            AND RELATED TAX EFFECTS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                     THREE MONTHS ENDED
                                                       SEPTEMBER 30,
                                                        DECEMBER 31,
                                              ---------------------------------
                                                2001 (1)           2000 (1)
                                              --------------    ---------------

Revenue:
  License                                     $     42,290      $     38,076
  Service                                          380,351           304,091
                                              --------------    ---------------
                                                   422,641           342,167
Operating expenses:
  Cost of license                                      980             1,658
  Cost of service                                  230,603           191,788
  Research and development                          28,557            23,579
  Selling, general and administrative               53,779            43,450
                                              --------------    ---------------
                                                   313,919           260,475
                                              --------------    ---------------
Operating income                                   108,722            81,692

Interest income and other, net                       3,327             5,562
                                              --------------    ---------------
Income before income taxes                         112,049            87,254

Income taxes                                        31,374            26,176
                                              --------------    ---------------
Net income                                    $     80,675      $     61,078
                                              ==============    ===============
Diluted earnings per share                    $       0.36          $   0.27
                                              ==============    ===============
Diluted weighted average number of shares          225,090           226,361
   outstanding                                ==============    ===============


(1) Excludes $56,782 and $54,160 for amortization of goodwill and purchased intangible assets, $17,400 and $0 for write-off of purchased in-process research and development related to the Clarify acquisition, $13,311 and $0 of a nonrecurring charge related to the consolidation of data centers and the resulting closure of our Stamford, Connecticut facility, and tax effects related to the above of $(11,152) and $(5,658) for the three months ended December 31, 2001 and 2000, respectively. Including the above items, income before income taxes was $24,556 and $33,094, and diluted earnings per share were $0.02 and $0.06 for the three months ended December 31, 2001 and 2000, respectively.

                                 AMDOCS LIMITED

                  CONSOLIDATED STATEMENTS OF INCOME (UNAUDITED)

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                     THREE MONTHS ENDED
                                                        SEPTEMBER 30,
                                                        DECEMBER 31,
                                              ----------------------------------
                                                   2001               2000
                                              ---------------    ---------------

Revenue:
  License                                     $     42,290       $     38,076
  Service                                          380,351            304,091
                                              ---------------    ---------------
                                                   422,641            342,167
Operating expenses:
  Cost of license                                      980              1,658
  Cost of service                                  230,603            191,788
  Research and development                          28,557             23,579
  Selling, general and administrative               53,779             43,450
  Amortization of goodwill and purchased
     intangible assets                              56,782             54,160
  In-process research and development
     and nonrecurring charge                        30,711                  -
                                              ---------------    ---------------
                                                   401,412            314,635
                                              ---------------    ---------------
Operating income                                    21,229             27,532

Interest income and other, net                       3,327              5,562
                                              ---------------    ---------------
Income before income taxes                          24,556             33,094

Income taxes                                        20,222             20,518
                                              ---------------    ---------------
Net income                                    $      4,334       $     12,576
                                              ===============    ===============
Basic earnings per share                      $       0.02       $       0.06
                                              ===============    ===============
Diluted earnings per share                    $       0.02       $       0.06
                                              ===============    ===============
Basic weighted average number of shares
     outstanding                                   222,696            221,217
                                              ===============    ===============
Diluted weighted average number of shares
     outstanding                                   225,090            226,361
                                              ===============    ===============



                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

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

                                                                                          AS OF
                                                                          ------------------- -- -------------------
                                                                             DECEMBER 31,          SEPTEMBER 30,
                                                                                 2001                   2001
                                                                          -------------------    -------------------
                                                                             (UNAUDITED)

ASSETS

Current assets
   Cash, cash equivalents and short-term interest-bearing
     investments                                                          $          979,464     $        1,110,067
   Accounts receivable, including unbilled of $22,911 and $23,272,
     respectively                                                                    423,458                384,851
   Deferred income taxes and taxes receivable                                         41,503                 38,916
   Prepaid expenses and other current assets                                          51,546                 38,045
                                                                          -------------------   --------------------

    Total current assets                                                           1,495,971              1,571,879

Equipment, vehicles and leasehold improvements, net                                  173,847                173,695
Goodwill and other intangible assets, net                                            938,363                788,187
Other noncurrent assets                                                              112,180                 90,675
                                                                          -------------------    -------------------
Total assets                                                              $        2,720,361     $        2,624,436
                                                                          ===================    ===================


LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
   Accounts payable and accruals                                         $           335,243     $          270,517
   Short-term portion of capital lease obligations                                    10,180                 10,400
   Deferred revenue                                                                  148,572                140,033
   Deferred income taxes and income taxes payable                                     99,662                 91,026
                                                                          -------------------    -------------------
    Total current liabilities                                                        593,657                511,976
Convertible notes and other noncurrent liabilities                                   606,837                600,369
Shareholders' equity                                                               1,519,867              1,512,091
                                                                          -------------------    -------------------
Total liabilities and shareholders' equity                                $        2,720,361     $        2,624,436
                                                                          ===================    ===================